UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Kewaunee Scientific Corporation

(Exact name of registrant as specified in its charter)

Delaware	0-5286	38-0715562
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2700 West Front Street Statesville, North Carolina	28677
(Address of principal executive offices)	(Zip Code)

Thomas D. Hull III; 704-873-7202

(Name and telephone number, including area code, of the person to contact in connection with this disclosure.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17CFR 240.13p-1) for the disclosure period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Kewaunee Scientific Corporation shares the concerns of Congress and the international business community that profits from the mining of certain minerals (“3TGs,” as defined below) in the Democratic Republic of Congo or its adjoining countries may be aiding human rights abuses. The term “3TGs” refers to columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, which are limited to tantalum, tin and tungsten.

We have established a committee, comprised of our Vice President of Manufacturing, Vice President of Engineering and Product Development, Global Sourcing Manager, Research and Development Manager and Environmental, Health, & Safety Manager, that is responsible for determining if 3TGs are present in, and necessary to the functionality or production of, any of our products. Based on the Committee’s work, we determined that several of our products may contain small traces of one or more of 3TGs that may be necessary to their functionality or production.

Accordingly, we have established a process whereby we conduct a country of origin inquiry (“RCOI”) reasonably designed to determine whether 3TGs contained in or used to produce these products, if any, originated in the Democratic Republic of Congo or an adjoining country (the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia or Angola), or were from recycled or scrap sources.

Information about our RCOI, as well as the steps we have taken to exercise due diligence on the source and chain of custody of the 3TGs, is included in our Conflict Minerals Disclosure, which is included as an exhibit to this Form SD. In addition, our Conflict Minerals Disclosure is publicly available on our website at www.kewaunee.com, as well as the SEC’s EDGAR database at www.sec.gov.

Item 1.02	Exhibit.

Our Conflict Minerals Disclosure required by Item 1.01 above is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit 1.01 — Conflict Minerals Disclosure as required by Items 1.01 and 1.02 of this Form.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this disclosure to be signed on its behalf by the undersigned hereunto duly authorized.

Kewaunee Scientific Corporation (Registrant)

Date: August 11, 2016	By:	/s/ Thomas D. Hull III
Thomas D. Hull III
Vice President, Finance
Chief Financial Officer

EXHIBIT INDEX

1.01	Conflict Minerals Disclosure as required by Items 1.01 and 1.02 of Form SD.